ACP Funds Trust SC TO I

EXHIBIT (A)

Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

ACP Funds Trust

 150 N. Radnor Chester Rd., Suite C-220

 Radnor, PA 19087

 (610) 688-4180

ACP Funds Trust Offer to Purchase

 Up to twenty percent (20%) of the Shares of the

 ACP Institutional Series Strategic Opportunities Fund

 A Series of the ACP Funds Trust

 at Net Asset Value

All requests to have Shares purchased must be RECEIVED by Pinnacle Fund Administration, LLC in proper form no later than
11:59 p.m. Eastern Time on May 1, 2014, unless the Offer to Purchase is extended.

July 1, 2014

Dear ACP Funds Trust Shareholder:

We are writing to inform you of important dates relating to a tender offer by ACP Funds Trust (the "Trust"). If you are not interested in tendering your shares of beneficial interest in the Trust ("Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on July 1, 2014 and end at 11:59 p.m., Eastern Time on August 1, 2014. The purpose of the tender offer is to provide liquidity to Shareholders. Shares may be presented to the Funds Trust for purchase only by tendering them during the announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for purchase by the Trust during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than August 1, 2014. Shares that are tendered by Shareholders will be purchased by the Fund at a price equal to their net asset value as of September 30, 2014. Any payment will be made after that date as described in greater detail in the attached Offer to Purchase. If you do not wish to tender your Shares, simply disregard this notice. No action is required if you do not wish to tender any portion of your Shares at this time.

If you wish to sell all or a portion of your Shares during this tender period, you can do so in one of the following ways:

1.	If your Shares are held in your own name (please refer to your account statement), you can complete the attached Letter of Transmittal and return it to the Funds’ Administrator, Pinnacle Fund Administration, LLC, together with any required signature guarantees and any other documents required by the Letter of Transmittal, by the Expiration Date (11:59 p.m. Eastern time on August 1, 2014, unless extended).

2.	If your Shares are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee, or other nominee (collectively, “Financial Intermediary”), you should contact your Financial Intermediary to tender such Shares. The Financial Intermediary may charge a transaction fee for processing your repurchase request or require additional paperwork to accompany the Letter of transmittal.

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Please review the attached Offer to Purchase carefully which describes the schedule for payment of tender offer proceeds.

If you have any questions, please refer to the attached Offer to Purchase document or contact your financial advisor. You may also call Ascendant Capital Partners, LP at (610) 688-4180 directly.

Sincerely,

ACP Funds Trust

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